SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15752

Century Bancorp 401(k) Plan

(Full Title of the Plan)

CENTURY BANCORP, INC.

(Issuer of the securities held pursuant to the Plan)

400 Mystic Avenue

Medford, MA 02155

(Address of principal executive offices)

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2015 and 2014, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN

Date: June 27, 2016	By:	/s/ William P. Hornby

SBERA 401(k) PLAN AS ADOPTED BY

CENTURY BANCORP, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

As of December 31, 2015 and 2014

For the Year Ended December 31, 2015

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

As of December 31, 2015 and 2014

For the Year Ended December 31, 2015

Schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, other than those listed above, are omitted because of the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the

SBERA 401(k) Plan as Adopted by Century Bancorp, Inc.

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 23, 2016

SBERA 401(K) PLAN

AS ADOPTED BY CENTURY BANCORP, INC

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS
Investment – Plan interest in Savings Bank Employees Retirement Association (“SBERA”) Common Collective Trust, at fair value	$22,759,443	$22,427,944

Receivables:
Employer contributions	13,923	11,673
Participant contributions	53,218	48,354
Notes receivable from participants	746,942	593,960

Total receivables	814,083	653,987

Net assets available for benefits	$23,573,526	$23,081,931

See notes to financial statements.

SBERA 401(K) PLAN

AS ADOPTED BY CENTURY BANCORP, INC

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

ADDITIONS:
Investment income:
Interest income on notes receivable from participants	$27,887

CONTRIBUTIONS:
Employer	403,562
Participant	1,704,495
Participant rollovers	219,292

2,327,349

Total additions	2,355,236

DEDUCTIONS AND LOSSES:
Benefits paid to participants	1,728,617
Deemed distributions of participant loans	4,666

1,733,283
Investment loss:
Plan interest in Savings Bank Employees Retirement Association Common Collective Trust net investment loss	130,358

Total deductions and losses	1,863,641

Net increase	491,595

NET ASSETS AVAILABLE FOR BENEFITS – BEGINNING OF YEAR	23,081,931

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$23,573,526

See notes to financial statements.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Century Bancorp, Inc. (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General –

The Plan is a defined contribution plan covering substantially all employees of Century Bancorp, Inc. (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by SBERA, which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan is a member of the SBERA Common Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each of the member banks’ plan assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

Eligibility Requirements –

To become eligible for participation, an employee must have reached 21 years of age.

Contributions –

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to 75% of eligible compensation subject to the Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Effective August 1, 2014, new employees as well as employees deferring less than 3% of compensation will be automatically enrolled in the plan with a pre-tax deferral of 3% of compensation. Roth contributions are allowable effective August 1, 2015.

The Bank may elect to make a discretionary matching contribution equal to 33% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the Plan. Contributions are subject to certain IRC limitations. The Bank may also elect to make additional discretionary contributions. The Bank did not make any additional discretionary contributions in 2015. Total contributions made by the Bank to the Plan were $403,562 for the year ended December 31, 2015.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Continued) –

Participant Accounts –

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and an allocation of Plan earnings. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments –

The Plan currently offers a variety of unitized funds comprised of investments contained in the trust.

Vesting –

Participants are vested immediately in their contributions, plus actual earnings thereon. Participants become 100% vested in Bank contributions upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in Bank contributions and earnings there on vests as follows:

Years of Service	% Vested
1	20%
2	40%
3	60%
4	80%
5	100%

Notes Receivable from Participants –

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than twenty years. The notes are secured by the balance in the participant’s account and bear interest at a rate of 4.25% – 4.50%. The note interest rate is set at a prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions. Participants may hold two loans outstanding.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Concluded) –

Payment of Benefits –

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59 1⁄2. A participant may withdraw from their rollover at any time, contributions are not allowed in plan. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount. Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, as well as their rollover and vested non-elective contributions, including earnings, in order to meet a participant’s immediate and heavy financial need. Participant deferrals are suspended for six months following receipt of a hardship withdrawal.

Forfeitures –

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $1,204 and $6,982, respectively. These accounts are used to reduce future employer contributions. For the year ended December 31, 2015, employer contributions were reduced by $17,760.

Administrative Expenses –

Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting –

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates –

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition –

The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2015 and 2014 is its interest in the Trust. Consequently, it recognizes investment income (loss) based on its percentage of interest in the Trust.

Notes Receivable from Participants –

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits –

Benefits are recorded when paid.

Date of Management’s Review –

The Plan has evaluated subsequent events through the date the financial statements were issued. No events requiring recognition or disclosure in the financial statements were identified.

Recently Issued Accounting Pronouncements –

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Plan management has elected to early adopt for the plan year ended December 31, 2015, with retrospective application to the year ended December 31, 2014.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Plan management has elected to early adopt Part II for the year ended December 31, 2015, with retrospective application to the year ended December 31, 2014. Part I and Part III are not applicable for the Plan.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are quoted market prices (unadjusted) for identical assets or liabilities in active markets that the Trust has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs that are unobservable inputs for the asset or liability.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value by the Trust. There were no changes in these methodologies used by the Trust at December 31, 2015 and 2014.

Collective funds:

Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Trust to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity securities:

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:

Valued at the daily closing price as reported by the fund. Mutual funds held by the Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Trust are deemed to be actively traded.

Hedge funds:

The funds are valued at NAV, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks.

Certificates of deposit:

Certificates of deposit are measured at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2015 and 2014. Classification within the fair value hierarchy tables is based upon the lowest level of any input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Certificates of Deposit	$5,086,854	$—	$—	$5,086,854
Collective Funds	44,222,054	—	—	44,222,054
Equity Securities	340,958,818	—	—	340,958,818
Diversified Mutual Funds	168,508,800	—	—	168,508,800

Total investments measured in the fair value hierarchy	558,776,526	—	—	558,776,526

Investments measured at net asset value (a)	—	—	—	708,810,203

Investments, at fair value	$558,776,526	$—	$—	$1,267,586,729

	Assets at Fair Value as of December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Certificates of Deposit	$5,375,981	$—	$—	$5,375,981
Collective Funds	43,900,489	—	—	43,900,489
Equity Securities	396,291,753	—	—	396,291,753
Diversified Mutual Funds	185,094,442	—	—	185,094,442

Total investments measured in the fair value hierarchy	630,662,665	—	—	630,662,665

Investments measured at net asset value (a)	—	—	—	729,944,786

Investments, at fair value	$630,662,665	$—	$—	$1,360,607,451

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2015 and 2014.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Trust.

	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2015	2014
Collective Funds	$655,411,246	$666,093,233	$—	Daily, Monthly	1 to 5 Days
Hedge Funds:
Multi-strategy (a)	43,808,073	60,620,293	—	Quarterly	90 Days
Global opportunities (b)	6,557,143	3,231,260	—	Quarterly	90 Days
Private investment entitles and/or separately managed accounts (c)	3,033,741	—	—	Quarterly	90 Days

	$708,810,203	$729,944,786	$—

a)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. Fund objectives are to seek above-average rates of return and long-term capital growth through an investments, which is a fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers or achieve superior risk-adjusted capital appreciation over the long-term, generally through an investment, which invests in private investment funds and discretional managed accounts, structured notes, swaps or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the fund(s).

b)	This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Concluded)

c) The Fund’s investment objective is to invest in highly attractive, select investment opportunities by maintaining investments through private investment entities and/or separately managed accounts (each, an “Investment” or a “Portfolio” and collectively, the “Investments” or the “Portfolios”) with investment management professionals (each a “Manager” and collectively, the “Managers”) specializing in various alternative investment strategies. The Managers have broad investment experience and the ability to leverage their existing relationships with corporate management teams, investment banks and other institutions to gain access to certain investment opportunities. As such, the Advisor is presented with “best idea” investment opportunities, typically in asset classes where market dislocations or other events have created attractive investment opportunities. The Managers are not restricted in the investment strategies that they may employ across different asset classes and regions. The Advisor anticipates that any number of strategies will be eligible for consideration for investment by the Fund and the Fund reserves the right to invest in any particular strategy or asset class it deems appropriate.

4.	INVESTMENT – PLAN INTEREST IN THE TRUST

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by several custodians.

The value of the Plan’s interest in the Trust in based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2015 and 2014, the Plan’s interest in the Trust was approximately 1.70% and 1.56%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT - PLAN INTEREST IN THE TRUST (Continued)

The following table presents the net assets of the Trust at December 31, 2015 and 2014:

	2015	2014
Assets:
Investments, at fair value:
Collective funds:
Fixed income	$158,906,559	$168,526,133
Equity	403,526,534	402,081,703
Diversified	137,200,207	139,385,886

Total collective funds	699,633,300	709,993,722

Equity securities	340,958,818	396,291,753
Diversified mutual funds	168,508,800	185,094,442
Hedge funds	53,398,957	63,851,553
Certificates of deposit	5,086,854	5,375,981

Total investments, at fair value	1,267,586,729	1,360,607,451

Cash and cash equivalents	86,779,384	86,953,268
Interest and dividends accrued on investments	403,180	466,654
Accounts receivable and prepaid benefits	1,334,100	982,609
Contributions receivable	14,083,000	5,754,821
Notes receivable from participants	18,505,717	19,105,268

Total assets	1,388,692,110	1,473,870,071

Liabilities:
Accrued operating and other expenses	1,540,785	697,398

Net assets available for benefits	$1,387,151,325	$1,473,172,673

Plan interest in the Trust	$23,573,526	$23,081,931

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT – PLAN INTEREST IN THE TRUST (Concluded)

The following table presents the investment income (loss) of the Trust for the year ended December 31, 2015:

2015
Investment income (loss):
Interest and dividends	$14,350,270
Net realized gains	42,442,790
Net unrealized depreciation	(71,750,961)

Total investment income (loss)	(14,957,901)
Administrative expenses	(5,067,204)

Total net investment income (loss)	$(20,025,105)

Portion allocated to this Plan	$(102,471)

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The SBERA 401(k) Plan is a Prototype Plan. SBERA maintains the overall prototype plan document (master document). As of March 31, 2014, a favorable opinion letter has been received for all 401(k) plans. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RISKS AND UNCERTAINTIES

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

8.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Northeast Retirement Services (NRS), by contract with the approval of the Boards of Trustees of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2015 and 2014, the rate for the 401(k) plan was $929.50 per employer member per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25 basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

Plan Sponsor Employer Identification Number: 04-2498617

Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Savings Banks Employees Retirement Association	Common collective trust	**	$22,759,443

*	Participant Loans	Notes with per annum interest rates of 4.25% – 4.50%	- 0 -	746,942

				$23,506,385

**	Cost omitted for participant directed investments.
*	Denotes party-in-interest to the Plan.

See independent auditors’ report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. Committee and the Plan Administrator of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-29987) pertaining to the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. of our report dated June 23, 2016 relating to the statements of net assets available for plan benefits of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. as of December 31, 2015 and 2014 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 23, 2016